NO ACT

PE
12-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09001095

Received SEC
JAN 23 2009
Washington, DC 20549

January 23, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-23-09

William E. McDonald
Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609

Re: Ecolab Inc.
Incoming letter dated December 22, 2008

Dear Mr. McDonald:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposal submitted to Ecolab by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 2 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

January 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ecolab Inc.
Incoming letter dated December 22, 2008

The proposal requests that the board of directors take the steps necessary to provide for the annual election of all directors.

We are unable to concur in your view that Ecolab may exclude a portion of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Ecolab may omit a portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609
www.Oppenheimer.com

Direct: (612) 607-7507
Main: (612) 607-7000
Fax: (612) 607-7100
E-Mail: WMcDonald@oppenheimer.com

December 22, 2008

VIA FEDERAL EXPRESS AND E-MAIL
(shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Ecolab Inc. – Stockholder Proposal Submitted by Gerald Armstrong

Ladies and Gentlemen:

This letter is to advise you that it is the intention of our client, Ecolab Inc. (the "Company"), to omit from its proxy statement for the Company's 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Statement") the last sentence of the first paragraph of the supporting statement contained in the stockholder proposal and supporting statement (collectively, the "Proposal") received by the Company on November 19, 2008 from the Gerald Armstrong ("Mr. Armstrong"). Copies of the Proposal and accompanying cover letter, dated November 18, 2008, are attached hereto as Attachment A. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have enclosed six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), we are on this date mailing a copy of this letter and its attachments to Mr. Armstrong, informing him of the Company's intention to omit a portion of the Proposal from the 2009 Proxy Statement.

On behalf of the Company, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in the Company's opinion that the last sentence of the first paragraph of the supporting statement contained in Proposal, which reads "The unmarked proxies voted by management defeated it" (the "Disputed Sentence"), may be excluded from the 2009 Proxy Statement. We have advised the Company that the Disputed Sentence may be omitted from the 2009 Proxy Statement pursuant to Rule 14a-8(i)(3) because we believe it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Proposal and Supporting Statement

The Proposal calls for the declassification of the Company's board of directors, and is substantially similar to a proposal Mr. Armstrong submitted for the Company's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") and which was included in the proxy materials for the 2008 Annual Meeting (the "Prior Proposal"). The Proposal differs from the Prior Proposal in the first paragraph of the supporting statement, which comments on the results of vote with respect to the Prior Proposal as follows (with italics added to identify the Disputed Sentence):

> "In the last annual meeting, 46.32% of the shares worth $4,427,052,328.00 on the date of the meeting were voted in favor of this proposal. *The unmarked proxies voted by management defeated it.*"

The Company previously attempted to resolve its concerns regarding the Disputed Sentence by sending a letter to Mr. Armstrong on December 9, 2008, requesting that he agree to remove the Disputed Sentence, a copy of which is attached hereto as Attachment B. The Company has received no response to this letter.

Grounds for Omission of the Disputed Sentence from the Supporting Statement of the Proposal

The Company believes that the Disputed Sentence, indicating that the unmarked proxies voted by management defeated the Prior Proposal, may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3). This Rule permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Company demonstrates below, the Dispute Sentence has no factual basis. As a result, the Disputed Sentence can only serve two purposes: (1) to objectively mislead stockholders as to the support of the Prior Proposal in order to influence support for the current Proposal, and to (2) indirectly impugn the character, integrity and reputation of the Company's management by implying to stockholders that management acted inappropriately with respect to the Prior Proposal. Either of those two purposes is excludable by past Staff guidance under Rule 14a-8(i)(3) for being contrary to Rule 14a-9's prohibition against false or misleading statements in proxy soliciting materials.

The Disputed Sentence is Materially Misleading

The Staff has consistently maintained that it is appropriate to allow a company to exclude or modify a statement in a shareholder proposal if the company demonstrates objectively that a factual statement is materially false or misleading. Section B.4 of Staff Legal Bulletin No. 14B (September 15, 2004); see also Bob Evans Farms, Inc. (June 26, 2006) (finding a portion of a supporting statement in a stockholder proposal to declassify a board of directors to be materially misleading). Among the types of statements which the Staff has permitted a company exclude for being objectively and materially false or misleading are statements which misrepresent the level of support or lack of support for a proposal, or which mislead shareholders as to such support. See, e.g., Bob Evans Farms, Inc. (June 26, 2006) (allowing exclusion of a statement listing the five largest stockholders of Bob Evans Farms, Inc. out of concern that stockholders would be misled into believing those stockholders supported the stockholder proposal).

The Company believes that Disputed Sentence is materially misleading. The Disputed Sentence misleads by concluding that the only reason the Prior Proposal was defeated at the 2008 Annual Meeting was because of management's voting of unmarked proxies. At the 2008 Annual Meeting, 96,240,268 shares voted for the Prior Proposal, while 111,531,367 shares voted against the Prior Proposal. Mr. Armstrong has no factual basis for the Disputed Sentence. The number of unmarked proxies voted by management was not publicly reported and is unknown to management of the Company, but may be presumed to be nominal due to the composition of the Company's stockholder base made up largely of institutional investors. Additionally, the Disputed Sentence misleads the Company's stockholders into believing that the stockholders submitting those unmarked proxies would have marked their proxy cards to be voted in favor of the Prior Proposal if they had known that management would vote unmarked proxies against the Prior Proposal. Mr. Armstrong's implication that stockholders submitting unmarked proxies did not want their proxies voted against the Prior Proposal is contrary to the express disclosure in the proxy statement for the 2008 Annual Meeting which provides:

> "Unless a contrary choice is specified, proxies solicited by our Board of Directors will be voted **AGAINST** approval for the stockholder proposal to eliminate classification of terms of the Board of Directors." (emphasis in original)

This implication is also contrary to the express disclosure contained on the proxy card for the 2008 Annual Meeting which provides in bold type:

> **"You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations as indicated on the reverse side."**

On the "reverse side" of the proxy card, the following express disclosure of the Company's recommendation to vote against the Prior Proposal, Proposal 3, is provided in bold type: **"The Board of Directors recommends a vote AGAINST Proposal 3."**

By misrepresenting the level of support for the Prior Proposal while simultaneously noting the current Proposal's similarity to the Prior Proposal, Mr. Armstrong is materially misleading voters as to the level of support for the current Proposal. Consistent with the Staff's prior guidance in *Bob Evans Farms, Inc.*, Mr. Armstrong's Disputed Sentence is materially misleading and the Company should be permitted to exclude it from the 2009 Proxy Statement.

The Disputed Sentence Impugns the Character, Integrity and Personal Reputation of the Company's Management

The Staff has also emphasized that it is appropriate to allow a company to exclude or modify a statement in a shareholder proposal where the statement directly or indirectly impugns the character, integrity, or personal reputation, or directly or indirectly makes charges concerning improper, illegal, or immoral conduct or association, without factual foundation. Section B.4 of Staff

Legal Bulletin No. 14B (September 15, 2004); see also Piper Jaffray Cos. (Feb. 24, 2006) (excluding a portion of the supporting statement in another shareholder proposal submitted by Mr. Armstrong to declassify a board of directors because the statement impugned the reputation and character of Piper Jaffray's management). The Company is very concerned that stockholders reading the Disputed Sentence will mistakenly believe that the Company's management acted inappropriately or against the will of the stockholders to defeat the Prior Proposal. The Company's management was candid with stockholders and properly disclosed in its proxy materials for the 2008 Annual Meeting that, unless a contrary choice was specified, proxies solicited by the Board of Directors would be voted against the Prior Proposal. By including the Disputed Sentence, which has been demonstrated by the Company to be without factual support and materially misleading, Mr. Armstrong is indirectly impugning the character, integrity and reputation of the Company's management by implying to stockholders that management acted inappropriately with respect to the Prior Proposal.

Conclusion

We believe that the Disputed Sentence of the Proposal is properly excludable from the Company's 2009 Proxy Statement on the basis of Rule 14a-8(i)(3) for being contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In particular, the Disputed Sentence is materially misleading and indirectly impugns the character, integrity and reputation of the Company's management. Accordingly, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Disputed Sentence of the Proposal is excluded.

Please do not hesitate to call me at (612) 607-7507 if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. Thank you for your attention to this matter.

Very truly yours,

William E. McDonald

Attachments

cc: Gerald R. Armstrong
Sarah Z. Erickson, Associate General Counsel and Assistant Secretary, Ecolab Inc.

ATTACHMENT A

S7E
c: PGW

FISMA & OMB Memorandum M-07-16

November 18, 2008

The Corporate Secretary
ECOLAB INC.
380 Wabasha Street North
St. Paul, Minnesota 55102

L. T. BELL
NOV 19 2008

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Ecolab Inc., at the coming annual meeting of shareholders in 2009, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 250.507222 shares, shares which will likely be increased because of participation in the dividend reinvestment plan, and shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armst***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** ; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong

Gerald R. Armstrong, $hareholder

FISMA & OMB Memorandum M-07-16

RESOLUTION

That the shareholders of ECOLAB INC. request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

In the last annual meeting, 46.32% of the shares worth $4,427,052,328.00 on the date of the meeting were voted in favor of this proposal. The unmarked proxies voted by management defeated it.

The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

Xcel Energy Inc., Devon Energy Corporation, ConocoPhillips, ONEOK, Inc. CenterPoint Energy, Inc., Hess Corporation have adopted this practice and it has been approved by shareholders at CH Energy Group, Inc., Central Vermont Public Service Corporation, Black Hills Corporation, Spectra Energy Corp., and several others, upon presentation of a similar resolution by the proponent during 2008. The proponent is a professional investor who has studied this issue carefully.

The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

ATTACHMENT B

ECOLAB®

SARAH Z. ERICKSON
ASSOCIATE GENERAL COUNSEL - CORPORATE
and ASSISTANT SECRETARY
Law & Regulatory Affairs
T 651.293.2396
F 651.293.2573

December 9, 2008

VIA FEDERAL EXPRESS

Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Armstrong:

On November 19, 2008, Ecolab, Inc. (the "Company") received your letter submitting a shareholder proposal (the "Proposal") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with the Company's 2009 annual meeting of stockholders (the "2009 Proxy Statement").

I am writing to request that you revise the Proposal to remove the sentence at the end of the first paragraph of the supporting statement which reads "The unmarked proxies voted by management defeated it." That sentence is objectively and materially misleading. There is no support for your statement.

Please let us know whether you are willing to remove the sentence to which we have objected by December 17, 2008. If we do not receive your response by that date, or if you indicate that you are unwilling to remove the sentence, we intend to prepare and file a no-action request with the U.S. Securities and Exchange Commission (the "Commission"). We believe that prior no-action letters and other guidance from the Commission's Staff support our conclusion that the statement is excludable from the 2009 Proxy Statement.

To facilitate prompt and consistent delivery of communications, the Company respectfully requests you provide us with a facsimile number. The Company may be contacted by facsimile at (651) 293-2573.

Very truly yours,

Sarah Z. Erickson

END